Exhibit 99.1


                                February 25, 2004




            [WILDER RICHMAN HISTORIC PROPERTIES II, L.P. LETTERHEAD]

                             LETTER TO UNIT HOLDERS
                             ----------------------



     Re:    Wilder Richman Historic Properties II, L.P.
            -------------------------------------------

Dear unit holder:

     As you may know, a tender offer (the "Dixon Offer") to purchase 408 units, or approximately 51% of the outstanding units, of Wilder Richman Historic Properties II, L.P. (the "Partnership") has been announced by Dixon Mill Investor, LLC, an affiliate of the operating general partner ("Dixon"), at a purchase price of $13,500 per unit (the "Dixon Offer Price"). Dixon originally offered $13,250 per unit, but increased its offer price to $13,500 per unit on February 18, 2004. The Partnership has filed with the Securities and Exchange Commission (the "SEC") a statement on Schedule 14D-9 relating to the Dixon Offer. A copy of that Schedule 14D-9, which you should read carefully, is enclosed with this letter.

     Through the ownership of limited partnership interests in three operating limited partnerships, the Partnership is the indirect owner of the 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property"). The members of Dixon are the same as the members of the operating general partner in these operating limited partnerships. Assuming no significant further deterioration of the national or local economies, your general partner is optimistic about the long-term prospects of the Property, but makes no recommendation as to whether you should tender your units pursuant to the Dixon Offer. Your general partner recognizes that each unit holder's personal financial situation is unique, and while some unit holders may prefer to liquidate their investment now, others may prefer to continue to hold their interests in the Partnership, and for the Partnership to continue to hold the Property, with a goal of maximizing potential benefits. Unit holders are strongly urged to consult with their own tax and financial advisors in order to reach their own decision as to these matters.

     Unit holders should be aware that, on February 12, 2004, Everest Investors 14, LLC ("Everest") increased its offer price in its pending offer for units from $13,000 per unit to $13,300 per unit (the "Everest Offer Price") and announced a seven day extension of its tender offer (the "Everest Offer") to 5:00 p.m., Los Angeles time, on February 27, 2004, unless extended further. Everest also waived the condition that at least 317 units tender before it accepts any units for purchase in the Everest Offer.

     Each unit holder should carefully consider all of the circumstances and available information. Considerations that could affect a unit holder's decision about the Dixon Offer may include, but are by no means limited to, the following:

Comparison of Everest Offer and the Dixon Offer
-----------------------------------------------

     Because of the considerations common to both the Dixon Offer and the Everest Offer discussed below, the General Partner made no recommendation whether unit holders should tender their units. As between the Dixon Offer and the Everest Offer, unit holders should note the following considerations:

     o The Dixon Offer currently is for a higher price per unit then the Everest Offer.

     o The Dixon Offer is for more units than the Everest Offer. Everest has provided unit holders with the option of requiring it to accept all or none of their tendered units. If the Everest Offer is over-subscribed and the unit holder selected this option, Everest will not accept any units tendered by the unit holder. On the other hand, if the unit holder did not select this option, it is possible that the unit holder would retain a portion of its units even if it had tendered all of its units. Accordingly, if a substantial number of units are tendered, unit holders may be more likely to be pro rated in the Everest Offer than in the Dixon Offer, so that unit holders that wish to receive cash for their units may be able to sell more units in the Dixon Offer.

          If Dixon accepts all 408 units that it is offering to acquire in the Dixon Offer, Dixon will hold a controlling interest of 51% of the outstanding units.

     o The Everest Offer expires earlier. Unless it is further extended, the Everest Offer will expire on Friday, February 27, 2004. Even without extension, the Dixon Offer will expire on Wednesday, March 10, 2004, almost two weeks later.

     o The Everest Offer has fewer conditions. There is no minimum condition in the Everest Offer. Under the Dixon Offer, no units will be acceptable for purchase unless 408 units are properly tendered and not withdrawn. Therefore, there is a greater chance that no units will be accepted for purchase in the Dixon Offer. Also, the Dixon Offer is conditioned on Dixon receiving the consent of a majority of the unit holders to an amendment to the limited partnership agreement of the Partnership that would allow Dixon to accept for purchase all 408 units that it is seeking to acquire in the Dixon Offer. If the Everest Offer is fully subscribed, it would not be possible to satisfy the conditions to the Dixon Offer, since Everest and its affiliates would own more than 50% of the outstanding units. If a unit holder were to decide not to tender in the Everest Offer because it believed that more units might be accepted in the Dixon Offer, the success of the Everest Offer could foreclose the satisfaction of the conditions to the Dixon Offer and the unit holder could end up not tendering its units in either offer.

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

Considerations Common to Both Offers
------------------------------------

     o If a unit holder tenders for cash now, and the full unit is purchased, the unit holder, while foregoing the potential for a higher purchase price or annual cash distributions from operations, will avoid the risk that the Property may not be sold in the near future or that future annual distributions may not be made. Also, unit holders may have different views over whether to take an assured amount in cash now or to receive potentially higher tender offers or additional distributions, including if the Property is sold. The Partnership and your general partner believe that unit holders should make their own decision on whether to tender based upon their personal investment strategy, their current need for investment liquidity, the degree of risk that they wish to assume regarding the possibility of a sale of the Property, the individual tax consequences of tendering in any offer or continuing to hold the units and other relevant personal considerations.

     o If a unit holder does not tender its units, and either another tender offer is made at a higher price (the Dixon Offer is the third tender offer for units in two months) or a sale of the Property is completed, the unit holder could receive an amount of cash that exceeds the prices currently being offered for units. In 2002, the operating general partner received offers for the Property of approximately $33 million. Your general partner estimates that a sale at $33 million could result in net proceeds of approximately $13,000 per unit depending on the cash reserves on hand at the time of distribution. Your general partner has embarked upon a process to receive proposals for the sale of the Property in 2004 and will not know the highest proposed bid until the process is completed. It is possible that future offers for the Property could be made at higher prices and, if consummated, could result in distributions to investors in an amount in excess of the current offers. It is also possible that future offers could be at lower prices. The factors on which the sale price depends would likely include the results of a potential buyer's diligence, conditions in the housing market in which the Property is located, interest rates and other financing costs and general business and economic conditions. The size of the distribution would also depend on the amount of cash the Property had generated for the Partnership from operations prior to sale, which amount is expected to be larger the later in the year a sale were to occur.

     o If a unit holder does tender all of its units, the unit holder will not receive any cash distributions. The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. The operating general partner has indicated that it intends to make an annual analysis of cash flow performance when considering the amount of cash distributions to the Partnership. Last year, the Partnership made a cash distribution of $1,325 per unit, or approximately 10% of the price per unit offered in the current offers. The Partnership can provide no assurance of the amount or timing of future distributions from operating cash flow.

          A unit holder will not receive any distributions from the Partnership for units accepted for purchase in the current offers. If the Partnership were to make a distribution after an offeror became the owner of the units, the offeror would receive that distribution. If the Partnership were to make a distribution prior to the time that an offeror became the owner of the units, the per unit amount of cash paid in either offer will be reduced by the per unit amount of the distribution.

     o Neither the Dixon Offer nor the Everest offer is for all of the outstanding units and may be over-subscribed. Unit holders should therefore be aware that not all units tendered may be accepted for payment. Unit holders who do not tender all of their units, or who tender all of their units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the units that they continue to hold.

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

     o All unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering units. Unit holders should be aware that there could be different tax consequences depending upon whether all or only some of their units are purchased in the Dixon Offer. If a unit holder sells only a portion of its units, the tendering unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the documents relating to the offer documents. If a unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual unit holders and those tax consequences could vary significantly for each unit holder based on such unit holder's unique tax situation or other circumstances. If the Dixon Offer is consummated and the consent solicitation is successful, the Partnership may be considered terminated within the meaning of Section 708 of the Internal Revenue Code of 1986, as amended, which may have an adverse effect on unit holders who do not sell their units in the Dixon Offer or who retain a portion of their units after giving effect to proration.

     o The offeror in each of the current offers is seeking to acquire a controlling percentage of the outstanding units. The Dixon Offer is contingent on Dixon acquiring 51% of outstanding units in the Dixon Offer. The Everest Offer seeks to acquire a number of units that, when combined with the units already held by its affiliate, would be in excess of 50% of the outstanding units. If either offeror acquires a majority of the units, it will be able control the outcome of any vote requiring the approval of a majority of unit holders, including the approval of a future sale of the Property and the removal of your general partner.

     The foregoing are only some of the considerations that may be relevant to unit holders. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9.

     Attention to this decision is required immediately. Unit holders are urged to consider all available information and to consider the Dixon Offer along with the competing Everest Offer in deciding whether to tender their units. Unit holders should be aware that, while the Dixon Offer is scheduled to expire on March 10, 2004, the Everest Offer is scheduled to expire on February 27, 2004, in each case unless extended by their respective offerors.

                                Very truly yours,

                                WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

                                By: Wilder Richman Historic Corporation,
                                    General Partner


                                    /s/ Richard P. Richman
                                    ---------------------------
                                    Richard P. Richman
                                    President



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